

July 24, 2013

<u>Via E-mail</u>
Eli Kamer
Chief Financial Officer
Ituran Location & Control Ltd.
3 Hashikma Street
Azour Industrial Zone
POB 163
Azour 58001, Israel

      Re: Ituran Location & Control Ltd.
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed April 25, 2013
              Form 20-F/A for the Fiscal Year Ended December 31, 2012
              Filed June 26, 2013
              File No. 001-32618

Dear Mr. Kamer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2012</u>

<u>Proprietary Rights, page 23</u>

1.   We note your last risk factor on page 6 and your statement on page 23 that some licenses are material to your business. Please tell us which exhibits to your Form 20-F include the terms of those licenses.

Operating and Financial Review and Prospects, page 28

2. Please tell us your average subscription revenue per subscriber in each period presented in your Form 20-F and in your most recently reported interim period. Please also tell us your average additional subscription revenue per new subscriber in each period presented in your Form 20-F and in your most recently reported interim period. In each case, exclude the effect currency fluctuations. If there are material changes in those average revenue figures, please (1) tell us the reasons for those changes and (2) tell us how you believe your disclosure informs investors of the reasons for and extent of the changes.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2012

Item 19 Exhibits

3. We see that the Form 20-F/A filed on June 26, 2013 does not include the certifications required by Section 906 of the Sarbanes-Oxley Act of 2002. Please note that Section 906 certifications are required for any amendment to a periodic report which includes financial statements or other financial information. Accordingly, please file an amendment of your Form 20-F that includes the entire item and currently dated Section 302 and 906 Certifications. Refer to Rule 13a-14(b) of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Eli Kamer
Ituran Location & Control Ltd.
July 24, 2013
Page 3

       You may contact Kevin Kuhar, Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or Russ Mancuso at (202) 551-3617 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                          Sincerely,

                          /s/ Brian Cascio

                          Brian Cascio
                          Accounting Branch Chief